1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PAUL STEVENS
Partner

Paul.Stevens@dechert.com
+1 202 261 3353 Direct

June 5, 2025

VIA EDGAR

Megan Miller

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Fidelity Private Credit Fund (File No. 814-01571)

Dear Ms. Miller:

On behalf of Fidelity Private Credit Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone on May 6, 2025 regarding the Fund’s annual report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 19, 2025 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K.

1.	Comment:	The Staff noted in its review that the weighted average yield on debt is presented on page 81 under portfolio and investment activity. Please include an additional yield figure based on the total holdings of the Fund.

	Response:	The Fund acknowledges the Staff’s comment. The Fund will clarify the weighted average yield calculations to explicitly state that all income producing investments are being included in the calculation. The Fund does not intend to add additional weighted average yield amounts.

2.	Comment:	The Staff noted in its review that the Fund discloses multiple components of interest expense. Please confirm that the description of the note includes the effective interest rate as required per ASC 835-30-45-2.

	Response:	The Fund acknowledges the Staff’s comment and believes the current credit facility disclosures and weighted average interest rate disclosures are adequate to reflect the effective rate paid for the periods presented.

3.	Comment:	Please explain how the Fund meets the requirements in Item 4, instruction 3, of Form N-2, to present the information in comparative columns for each year in the financial highlights.

	Response:	The Fund acknowledges the Staff’s comment and will present the financial highlight information in comparative columns in each year within the financial highlights for future filings.

4.	Comment:	The Staff observed that the fund appears to be using incorrect axis and members in its XBRL tagging process. To ensure consistency and comparability in financial reporting, the fund should adhere to the standardized GAAP taxonomy and structure for tagging XBRL data. Please review the XBRL submission and structure and correct going forward.

	Response:	The Fund acknowledges the Staff’s comment and has refreshed the XBRL tagging beginning with the 3/31/25 10-Q filing.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3353.

Sincerely,

/s/ Paul S. Stevens
Paul S. Stevens